Filed by ECP Environmental Growth Opportunities Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: ECP Environmental Growth Opportunities Corp. Commission File No.: 001-40032 Date: December 16, 2021 Investor Day December 2021 ir.fastradius.com

Disclaimer and Risk Factors General. This presentation (this “Presentation”) is provided solely for informational purposes and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Transaction”) between ECP Environmental Growth Opportunities Corp. (“ENNV”) and Fast Radius, Inc. (“Fast Radius”), and for no other purpose. This Presentation is subject to update, completion, revision, verification and further amendment. None of ENNV, Fast Radius, or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offense to claim otherwise. The information contained herein does not purport to be all-inclusive or contain all of the information that may be required to make a full analysis of Fast Radius or the Transaction. Viewers of this Presentation should each make their own evaluation of Fast Radius and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice, and you should consult with your own attorney, business advisor and tax advisor as to legal, business, tax and other matters related hereto. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will ENNV, Fast Radius, or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Cautionary Statement Regarding Forward-Looking Statements. This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between ENNV and Fast Radius. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “scales,” “representative of,” “valuation,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ENNV’s securities, (ii) the risk that the Transaction may not be completed by ENNV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ENNV, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the requisite approvals of ENNV’s and Fast Radius’ stockholders, the satisfaction of the minimum trust account amount following any redemptions by ENNV’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Transaction, (v) the risk that ENNV’s proposed private offering of public equity is not completed, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger (the “Merger Agreement”) relating to the Transaction, (vii) the effect of the announcement or pendency of the Transaction on Fast Radius’ business or employee relationships, operating results and business generally, (viii) the risk that the Transaction disrupts current plans and operations of Fast Radius, (ix) the risk of difficulties in retaining employees of Fast Radius as a result of the Transaction, (x) the outcome of any legal proceedings that may be instituted against Fast Radius or against ENNV related to the Merger Agreement or the Transaction, (xi) the ability to maintain the listing of ENNV’s securities on a national securities exchange, (xii) changes in the competitive industries in which Fast Radius operates, variations in operating performance across competitors, changes in laws and regulations affecting Fast Radius’ business and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transaction, and the ability to identify and realize additional opportunities, (xiv) risks related to the uncertainty of Fast Radius’ projected financial information, (xv) risks related to Fast Radius’ potential inability to become profitable and generate cash, (xvi) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, (xvii) the risk that demand for Fast Radius’ cloud manufacturing technology does not grow as expected, (xviii) the ability of Fast Radius to retain existing customers and attract new customers, (xix) the potential inability of Fast Radius to manage growth effectively, (xx) the potential inability of Fast Radius to increase its cloud manufacturing capacity or to achieve efficiencies regarding its cloud manufacturing process or other costs, (xxi) the enforceability of Fast Radius’ intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others, (xxii) Fast Radius’ dependence on senior management and other key employees, (xxiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Fast Radius operates, (xxiv) the risk that Fast Radius may require additional funding for its growth plans and may not be able to obtain any additional financing on terms that are acceptable to Fast Radius or at all and (xxv) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties which will be more fully described in the “Risk Factors” section of ENNV’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement/prospectus discussed below and other documents filed by ENNV from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Fast Radius and ENNV assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Fast Radius nor ENNV gives any assurance that either Fast Radius or ENNV, or the combined company, will achieve its expectations. No Offer or Solicitation. This Presentation shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Disclaimer and Risk Factors (cont’d) Additional Information and Where To Find It. This Presentation relates to the proposed Transaction between ENNV and Fast Radius. ENNV filed a registration statement on Form S-4 relating to the Transaction with the SEC on September 3, 2021, as amended on October 8, 2021 and November 24, 2021 (the “Registration Statement”), which included a proxy statement/prospectus that will be sent to all ENNV stockholders. ENNV will also file other documents regarding the Transaction with the SEC. Before making any voting decision, investors and security holders of ENNV and Fast Radius are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about the Transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by ENNV through the website maintained by the SEC at www.sec.gov. The documents filed by ENNV with the SEC also may be obtained free of charge upon written request to ENNV at 40 Beechwood Road, Summit, New Jersey 07901. Participants in the Solicitation. ENNV, Fast Radius and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ENNV’s stockholders in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement/prospectus when available. You can find more information about ENNV’s directors and executive officers in the final prospectus relating to ENNV’s initial public offering, which ENNV filed with the SEC on February 10, 2021. You may obtain free copies of these documents as described in the preceding paragraph. Use of Projections. This Presentation contains financial forecasts with respect to Fast Radius' projected gross revenue, cost of goods sold, operating expenses, gross profit, EBITDA and Free Cash Flow for 2021, 2022, 2023, 2024 and 2025. The financial and operation forecasts and projections contained herein represent certain estimates of Fast Radius as of the date hereof and are included herein for illustrative purposes only. Neither ENNV’s independent auditors nor Fast Radius’ independent public accountants have audited, examined, reviewed or compiled the forecasts or projections and, accordingly, do not express an opinion or other form of assurance with respect thereto. These projections should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein) for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of ENNV, Fast Radius, or the combined company after completion of the Transaction, or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. The “pro forma” financial data included herein have not been prepared in accordance with Article 11 of Regulation S-X of the SEC, are presented for informational purposes only and may differ materially from the Regulation S-X compliant pro forma financial statements of Fast Radius included in the Registration Statement. Financial Information; Use of Non-GAAP Financial Measures. The ﬁnancial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the Registration Statement. This Presentation includes certain financial measures that have not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including EBITDA and Free Cash Flow. EBITDA is defined as net income (loss) plus interest expense, net, provision for income taxes plus depreciation and amortization, net. Free Cash Flow is defined as EBITDA minus acquisitions and capital expenditures. Except as otherwise noted, all references herein to full-year periods refer to Fast Radius' fiscal year, which ends on December 31. These non-GAAP measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of Fast Radius’ liquidity. Not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time, but see slides 60-61 for more details regarding EBITDA and Free Cash Flow, including the reconciliation of these measures to the nearest comparable GAAP measures. Fast Radius believes that these actual and forward-looking non-GAAP measures of financial results provide useful supplemental information about Fast Radius. Fast Radius’ management uses these forward-looking non-GAAP measures to evaluate Fast Radius’ projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently or may use other measures to calculate their financial performance, and therefore Fast Radius’ non-GAAP measures may not be directly comparable to similarly titled measures of other companies. You should review Fast Radius’ audited financial statements, which are included in the Registration Statement. Industry And Market Data. This Presentation has been prepared by ENNV and Fast Radius and includes market data and other statistical information from third-party sources. Although ENNV and Fast Radius believe these third-party sources are reliable as of their respective dates, none of ENNV, Fast Radius, or any of their respective affiliates has independently verified the accuracy or completeness of this information and cannot guaranty its accuracy and completeness. Some data is also based on good faith estimates of ENNV and Fast Radius, which are derived from both internal sources and the third-party sources described above. None of ENNV, Fast Radius, their respective affiliates, nor their respective directors, officers, employees, members, partners, stockholders or agents make any representation or warranty with respect to the accuracy of such information. Trademarks and Intellectual Property. All trademarks, service marks, and trade names of Fast Radius or ENNV or their respective affiliates used herein are trademarks, service marks, or registered trade names of Fast Radius or ENNV, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with Fast Radius or ENNV, or an endorsement or sponsorship by or of Fast Radius or ENNV. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Fast Radius, ENNV or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Introduction Today’s Speakers Lou Rassey Prithvi Gandhi CEO, CO-FOUNDER, & CFO DIRECTOR

OU R P U R P OS E : TM Make New Things Possible OU R V I S I ON : To build a new infrastructure that empowers everyone to design, make, and move what they need, when and where they need it OU R P R OD U C T : First-of-its-kind Cloud TM Manufacturing Platform

Introduction We are a software company… We are building self-serve tools that will allow customers to more effectively and sustainably design, make, and move parts DESIGN MAKE MOVE

Introduction We are a software company… We are building software to help people bring new ideas and products to life—to better design, make, and move what the world needs MAKE MOVE DESIGN We are codifying the world’s manufacturing knowledge and making it accessible to everyone Highlights: • Discover new technologies • Design with experts on your shoulder

Introduction We are a software company… We are building software to help people bring new ideas and products to life—to better design, make, and move what the world needs DESIGN MOVE MAKE We are empowering everyone to make what they need, when and where they need it Highlights: • Virtual factory • Easy ordering—prototyping through production • Insights—visibility into parts being made, as if you owned the assets

Introduction We are a software company… We are building software to help people bring new ideas and products to life—to better design, make, and move what the world needs DESIGN MAKE MOVE We are driving speed, flexibility, and a more sustainable model for storing and moving parts Highlights: • Virtual warehouse • Supply chain insights—fulfillment, shipments, inventory

Introduction We are a software company… We are building self-serve tools that will allow customers to more effectively and sustainably design, make, and move parts DESIGN MAKE MOVE rd Like cloud computing, the Cloud Manufacturing Platform will host applications and services built by Fast Radius and 3 parties

Introduction

...and we make industrial-grade parts

...Using a wide range of manufacturing technologies

Broad tech menu
One-stop shop

- ✓ Additive manufacturing
- ✓ CNC machining
- ✓ Injection molding
- ✓ Sheet metal
- ✓ Urethane casting

...At commercial scale, not just prototyping

12 million
PARTS PRODUCED (1)

85,000
UNIQUE DESIGNS EVALUATED

- Production runs in the 1000's
- Certified production supplier for top OEMs
- In many cases, first and only production additive supplier

...For established blue-chip industrial clients and high-growth start-ups

Aerospace & Defense	Automotive & Transportation
Collins Aerospace	Yanfeng
SATAIR	APTIV

Consumer	Industrial
Rawlings	TOYOTA ADVANCED LOGISTICS
Colgate	Danfoss

Medical	Technology
axial3D	COBALT
COAPT	TE

Served 45 Fortune 500 companies

About a third of revenue is from start-ups

...Both in our microfactories and using a highly vetted network of 3rd party manufacturers

✓ 4 micro-factories and expanding


LOUISVILLE / ups WORLDPORT
CHICAGO LOOP x2
CHICAGO GOOSE ISLAND

✓ Recognized by World Economic Forum as one of most advanced factories globally

WORLD ECONOMIC FORUM

✓ Global supplier network

✓ Brings production closer to demand

(1) Source: Fast Radius Operating System, as of 12/13/2021. All numbers are cumulative since 2017

FAST RADIUS
© 2021 Fast Radius, Inc. All rights reserved. Confidential - Not for Distribution
11

Introduction

Our plan is to build the first

$100+ Billion

cloud manufacturing and digital supply chain company

FAST RADIUS®

We are a software company… and we make parts

01	**The Next Era of Manufacturing Offers Massive Opportunity**	• $18T sector being re-set by Industry 4.0 & massive secular forces • $350B+ addressable market today
02	**The Industry Faces a Universal Problem**	• Rigid, wasteful, outdated manufacturing & supply chain infrastructure leads to slow, inefficient product development processes
03	**Our Solution is a Cloud Manufacturing Platform™**	• First-of-its-kind platform, delivering design, manufacturing & supply chain services over the internet • Like cloud computing, but for the physical world. Infrastructure includes physical factories + software OS + apps and services platform • Apps today include FR On-Demand, FR Virtual Warehouse, FR Additive Launch, FR Custom Microfactory… with a robust pipeline in development
04	**We have a Highly Defensible and Scalable Model**	• Proprietary data architecture and microfactories, designed to 'copy and paste' to enable a distributed, digitally connected network • Compelling moat driven by proprietary technology, operations advantage, and sticky network effects • Software apps and services platform create unique flywheel
05	**We are a World-recognized Leader**	• Validated and trusted by Fortune 500 customers across industries • Recognized by World Economic Forum as one of the most advanced factories in the world • Approximately 87% CAGR past 4 years. 2,000+ customers served
06	**Our Growth Plan is Proven and Attractive**	• Plan estimated to generate $600M+ in capital-efficient revenue in 2025 with compelling unit economics; 50% gross margins at scale (1)
07	**The Team is Uniquely Equipped to Succeed**	• Highly-experienced, visionary team to pursue the opportunity

(1) Based on a number of assumptions, including (a) a mix shift of production revenue from external, third-party suppliers to higher-margin, internally-produced parts; (b) improvements in utilization rates of internal manufacturing assets; (c) improvements in operational efficiency, including adopting automation and robotics to reduce labor costs in factory operations as well as upstream business processes (e.g., costing, design feedback, etc.); (d) pricing optimization)

FAST RADIUS
© 2021 Fast Radius, Inc. All rights reserved.
Confidential - Not for Distribution
12

01 Opportunity: Next Era of Manufacturing

01 Opportunity Making parts presents a massive addressable market… Today, we’re operating in a $350B+ addressable market of making component parts $350+ Billion

01 Opportunity The addressable market for making parts is $350B+ today, growing to $600B+ by 2030 TM Our Cloud Manufacturing Platform allows us to participate across all manufacturing technologies CAGR (%) 20-30 Addressable production total addressable market (“TAM”) by manufacturing technology, $B 5% 610 20% 55 62 3% 473 27 TAM for the 53 151 5% technologies we offer 368 Additive manufacturing today is $778B, but 9 45 today we focus on 120 Sheet metal volumes <100,000 which brings the TAM Injection molding 95 to $368B 342 5% 273 CNC machining 219 2020 2025 2030 Source: “3D Printing and Additive Manufacturing Global State of the Industry” Wohlers Reports (2020), with addressable subset and projections as estimated by third-party market study “Injection Molded Plastics Analysis and Segment Forecasts To 2027” Grand View Research (2020)”, with addressable subset and projections as estimated by third-party market study “Category Intelligence on Machining” Beroe (2020)”, with addressable subset and projections as estimated by third-party market study “Metal Stamping Market Analysis” Grand View Research (2020), “Global Metal Stamping Market 2020 – 2027” Acumen Research (2020); with addressable subset and projections as estimated by third-party market study

01 Opportunity Making parts presents a massive addressable market + Value of ….with upside as cloud manufacturing continues to evolve Software + Value of + Value of Digital Storage and Logistics New Innovations in the Cloud Today, we’re operating in a $350B+ addressable market of making component parts. Our business strategy and product roadmap for the next five years opens us up to a larger addressable market—factoring in: • Software for design engineering, manufacturing, $350+ and fulfillment Billion • New supply chain and digital logistics solutions • New business models as cloud manufacturing matures

01 Opportunity

Why now? Large menu of technology advances is driving Industry 4.0

Combination of tools, technology, and expertise changing how we make and move things around the world

✓ *Elements of Fast Radius platform*

FAST RADIUS IS CONSTRUCTING THE DIGITAL THREAD THAT UNLOCKS NEW BUSINESS MODELS



Carbon




FAST RADIUS

DIGITAL DESIGN

- ✓ Digital design and simulation
- ✓ Industrial collaboration platforms
- ✓ Knowledge automation
- ✓ Artificial Intelligence / Machine Learning

ADVANCED EQUIPMENT

- ✓ 3D printing
- ✓ Industrial robotics/ automation
- ✓ Machine tool innovations
- ✓ Testing and measurement
- ✓ Advanced materials

DIGITAL FACTORIES & OPERATIONS

- ✓ Industrial Internet of Things (IOT)
- ✓ Smart worker tech
- ✓ Workflow automation
- Industrial wearables
- Industrial drones & satellites
- AR/VR

SUPPLY CHAIN

- ✓ Digital warehousing
- ✓ Next-gen supply chain/ERP
- Warehouse automation technologies
- Autonomous transport

INDUSTRIAL INFRASTRUCTURE

- ✓ Digital production networks
- ✓ Industrial cybersecurity
- ✓ IOT sensors
- ✓ IOT connectivity

BREAKTHROUGH BUSINESS MODELS

- ✓ Software platforms and cloud-based application ecosystem
- ✓ On-demand manufacturing and supply chain apps
- ✓ Digital-first customer experience and business processes
- ✓ Data and insight flywheels

FAST RADIUS
© 2021 Fast Radius, Inc. All rights reserved. Confidential - Not for Distribution
17

01 Opportunity

Why now? Market is undergoing fundamental disruption with multiple strong tailwinds behind Cloud Manufacturing

Industry 4.0 is here. Expertise is scarce.



Industry 4.0 brings unprecedented innovation across tools of AI, design, production, fulfillment, including **industrial-grade additive manufacturing**

There is a **skills gap** for Industry 4.0

Traditional manufacturing **expertise is being lost** as "mom and pop" shops close down

People want (expect) easy and modern experiences.



"Consumerization of B2B" and digital-first experiences

On-Demand fulfillment is now expected

2020 pandemic accelerating **new ways of working** and collaborating remotely

Global appetite for more agile, local and sustainable supply chains.



Need for a **cleaner, more sustainable industry**

Supply chain insecurities and inefficiencies made evident by COVID-19 pandemic

Push for **local sourcing / reshoring**

Global **trade tensions** threaten supply

FAST RADIUS.
© 2021 Fast Radius, Inc. All rights reserved.
Confidential - Not for Distribution
18

02 Universal Problem

02 Universal Problem Outdated infrastructure Current state of designing, making, and moving physical products is rigid, wasteful, and inaccessible DESIGN MAKE MOVE Fragmented, siloed and inaccessible knowledge Sub-scale operators

02 Universal Problem The $350B+ addressable market is fragmented Approximately 90% of U.S. machining output is via small-to-medium businesses 1 US machining production TAM , $B Challenges to meet today’s opportunities and needs: 15 15 - Traditional expertise is fragmented and hard to access - Lack of expertise in Industry 4.0 - Lack pf capital to invest 10 - Lack modern digital customer 8 8 experience - Work force is aging / retiring 4 5 2 $0 0-4 5-19 20-99 100-499 500+ # of employees Share of total, % 5% 22% 41% 21% 11% # of firms 8,350 6,454 2,539 356 130 Source: Third party market study. 1. Figures represent revenue and is a proxy for the respective mfg. process based on 2017 U.S. Census. 2. Business organization consisting of one or more domestic establishments in the same geographic area and industry that were specified under common ownership or control.

02 Universal Problem Outdated infrastructure Current state of designing, making, and moving physical products is rigid, wasteful, and inaccessible DESIGN MAKE MOVE Massive physical inventory Centralized mega- Fragmented, siloed and factories inaccessible knowledge Slow-moving, carbon Sub-scale operators intensive supply chains

03 Solution: Cloud Manufacturing Platform

03 Solution Cloud Manufacturing creates a new industrial infrastructure Shifts the manufacturing industry from being rigid, wasteful, and inaccessible to become flexible, sustainable, and accessible DESIGN MAKE MOVE Slow-moving, carbon- Sub-scale Centralized Massive Fragmented, siloed, and intensive supply chains operators Mega-factories physical inventory inaccessible knowledge Codified knowledge, At-scale Industry 4.0, Localized Shipping at the speed Digital universally accessible micro-factories with real-time insights of light, in a more inventory sustainable way

03 Solution A model built to scale: The Fast Radius Cloud Manufacturing Platform Software and microfactories to design, make, and move industrial parts in the modern age Customer-facing application and services platform. Our platform Software & Manufacturing Our product is a Cloud Solutions Manufacturing Platform that allows engineers to get insights and parts on-demand Software OS platform to power the end-to-end when they need them Operating System customer experience; designed for apps to be built on top. Manufacturing and supply chain. Marketing, sales, engineering, and customer success. Provides scalable, cutting-edge access to manufacturing for everyone Digital Thread is the DNA of how every part is made. Learning Engine & with a browser Learning Engine allows us to analyze the data we Digital Thread collect, getting smarter with every part we make. Delivers real-time actionable intelligence across the product lifecycle Production centers (our factories + our suppliers) Infrastructure make parts through a software driven workflow; (factories + data) Platform designed for new collect data across the manufacturing process. applications and services to be built from Fast Radius and rd 3 party developers

03 Solution Manufacturing Solutions DESIGN MAKE MOVE

03 Solution We partner with customers from design through launch to bring new products to market, embracing cutting-edge additive manufacturing and new tools of digital design, complemented by traditional manufacturing technologies Highlights: § Design for additive § Digital / § Industrial-grade manufacturing computational production and design tools (e.g., quality system generative design)

03 Solution Re-inventing the baseball glove for Rawlings. Problem Wanted to create a new type of baseball glove desired by pros and youth athletes, alike Solution Rawlings leveraged Fast Radius Additive Launch to perfect and validate designs using additive manufacturing for new pinky and thumb globe inserts Impact The glove inserts are now being produced at scale, and Rawlings REV1X gloves are being used by professionals and regular consumers

03 Solution Customers upload their design, get insights in minutes, parts within days, and whenever needed thereafter. § From discovery through fulfillment § Cutting-edge additive manufacturing tech and traditional machining and molding § For prototypes to mid-volume production Highlights: § Our platform is Powered by Software. You Partner with People.

03 Solution Working on a new case study – potentially HellermannTyton or Curtiss // CNC specific Bringing a new motorcycle to life for Curtiss Pro Prob bl le em m Curtiss Motorcycle designed a new electric motorcycle but was struggling to manufacture various components Solution Curtiss relying on Fast Radius platform to manufacture over 225 parts on 2 bike across 8 manufacturing technologies Impact Curtiss brings a new electric motorcycle to the world in 2021

03 Solution Customers partner with Fast Radius to stand up microfactories that meet their specific manufacturing needs. Owned and operated by Fast Radius but built to optimize the value of components produced by the customer § Access to state-of-the-art technology § A software suite that allows for full transparency § Ability to dictate your own manufacturing technology § Ease of scalability; copy and paste

03 Solution Building a next-gen supply chain Problem Manufacturers are building next-generation supply chains, valuing sustainability, flexibility, and new manufacturing technology Solution Custom Microfactory for a category of CNC components: employs state-of-the-art machining, automation, and quality, coupled with proprietary software tools to provide visibility and insight Impact Allows customer to onshore component production near assembly, while reducing carbon emissions and total landed cost. Microfactories are designed for technology integration, and to copy and paste to support global network

TM 03 03 So Fas lu tt R io a n dius’ Cloud Manufacturing Platform Production parts are certified and can be produced when and where needed. No longer requires physical storage – can produce exactly how much is needed just in time Highlights: § Reduces waste across supply chain –faster turnaround times, no obsolescence, no physical warehouse

03 Solution Making faster maintenance possible for Satair Problem Needed to reduce the lead time for the tools they used to perform maintenance on Airbus aircraft while adhering to strict quality standards. Shipping from overseas was too slow and unreliable Solution Fast Radius onboarded key maintenance parts to the Virtual Warehouse™, reducing turnaround times from weeks to days Impact Satair has a certified Virtual Warehouse™ that continues to expand.

03 Solution Manufacturing Solutions DESIGN MAKE MOVE

03 Solution Software Products DESIGN MAKE MOVE Digital tools for supply Intelligence engine and collaborative Digital experience for ordering chain and fulfillment space for designing parts parts and getting insight

03 Solution Design: An intelligence engine and collaborative space for designing parts We are codifying the world’s manufacturing knowledge and making it accessible to everyone Discover new technologies Design with experts on your shoulder Key features & benefits ● Discover materials and technologies ● Get real-time feedback on manufacturability and costs ● Compare designs ● Collaborate with team members and Fast Radius experts Shown features available now. Next major feature release: Q2 2022

03 Solution Make: A digital experience for ordering parts and getting insight We are empowering everyone to make what they need, when and where they need it Ordering portal – not just for prototyping, but through production and scale-up Insights from your parts being made Key features & benefits ● Seamless e-commerce experience ● Instant quotes for growing number of manufacturing processes ● High quality parts, at competitive pricing, delivered fast ● Real-time, in-depth order tracking and notifications Shown features available now. Next major feature release: Q2 2022

03 Solution Move: Digital tools for fulfillment and supply chain We are driving speed, flexibility, and a more sustainable model for storing and moving parts Virtual warehouse Supply chain insights—fulfillment, shipments, inventory Key features & benefits ● Certified digital storage with ‘build package’ allowing re-supply of industrial- grade parts ● Easy, automatic reordering ● Control access ● View existing documentation and project data Shown features available now. Next major feature release: 2H 2022

03 Solution TM Fast Radius’ Cloud Manufacturing Platform provides tangible and powerful benefits Similar to the benefits of cloud computing ELASTICITY ACCESS SPEED Our cloud gives anyone access to Innovation and production in With our cloud, use only the resources manufacturing services across the manufacturing has never been faster. you need: Scale-up with your demand. product lifecycle that can be With access to groundbreaking new A few parts vs. a few thousand, infinite accessed wherever and whenever technologies like industrial-grade digital warehouses vs wasteful you need them. additive manufacturing, and simplified physical storage, and on-demand SUSTAINABILITY supply chains, customers can get their human expertise when you need it vs. parts in days instead of months. constant hiring. Making, storing and moving parts through the Cloud Manufacturing TM Platform reduces emissions from transportation, reduces waste from storage and obsolete inventory… COST while empowering engineers to make smarter design choices from GLOBAL REACH ADVANTAGE KNOWLEDGE the start. With our Cloud Manufacturing The data collected through our micro- With a combination of our growing TM Platform , capital expenses (factory factories and supplier network feeds network of internal micro-factories equipment, physical storage, our learning engine on top of which all and our extensive international maintenance) are traded for variable of our apps and services are built. supplier network, parts are where you expenses (production and virtual Software makes this knowledge need them when you need them. warehousing) when you need them. universally available. We bring advanced manufacturing technologies many companies couldn’t afford to invest in alone.

04 Defensible Model Built to Scale

04 Defensible Model Built to Scale

Manufacturing infrastructure at a glance

CHICAGO	HQ and 3 micro-factories
LOUISVILLE	Factory on UPS North American hub
ATLANTA	Sales office
SINGAPORE	Regional office (Supply Chain)
HONG KONG	Regional presence (Supply Chain)(1)
PLUS	
Global network of trusted suppliers	Trusted suppliers across CNC machining, injection molding, urethane casting, and other manufacturing techniques





WORLD ECONOMIC FORUM

Fast Radius was recognized as a World Economic Forum "Lighthouse"

2018 1 of 9 most advanced factories in the world, only 1 in the US

FAST RADIUS. Chicago, USA	BAYER Garbagnate, Italy	Schneider Electric Le Vaudreuil, France
Haier Qingdao, China	P&G Rakona, Czech Republic	Johnson & Johnson Cork, Ireland
PHOENIX CONTACT Bad Pyrmont and Blomberg, Germany	BOSCH Wuxi, China	SIEMENS Chengdu, China

2019 1 of 14 "End-to-End connected value chain lighthouses" for factory network + software platform

Source: https://www.weforum.org/press/2018/09/europe-asia-lead-the-way-to-the-factories-of-the-future
http://www3.weforum.org/docs/WEF_Global_Lighthouse_Network.pdf

FAST RADIUS.
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(1) Fast Radius has independent contractors in Hong Kong

42

04 Defensible Model Built to Scale Fast Radius Microfactory The “factory in a box” is designed to be copied and pasted for scale The “factory in a box” is designed to be copy and pasted for scale Each micro-factory identifies and controls an extensive set of variables to drive reliability and repeatability Includes detailed physical and digital architecture Full integration with Cloud Manufacturing Chicago infrastructure and digital workflow Carbon DLS Micro-factory

04 Defensible Model Built to Scale How do Microfactories scale? The global cloud infrastructure provides production scale, capacity, and resiliency Standard physical infrastructure and workflows to enable a common, proven way of working globally Nodes deployed to expand capacity in existing locations and new geographies – some proximate to partners (e.g., UPS) Digital orchestration from Chicago HQ Benefits at scale • Attractive unit economics with minimal capital – efficiencies in cost, operations, and ability to tightly match supply with demand • Learning Engine allows the network to get smarter with every part • Supply chain sustainability via more localized production • Production network resiliency and cost efficiencies Making one of the world’s most advanced factories accessible to all th • Unlocks digital supply chain solutions – 4 Modality of Logistics and Virtual Warehouse™ Illustrative roadmap; immediate focus in US, new geography sites TBC

04 Defensible Model Built to Scale Cloud manufacturing moat Multiple sources of sustainable competitive advantage will enable attractive, defensible share and margin Proprietary technology Proprietary Cloud Manufacturing Platform protected by patent filings, trade secrets, and application-specific expertise High switching costs Customer invests fixed cost to certify FR for production and FR owns manufacturing process data Operations advantage Microfactory orchestration and end-to-end technology platform deliver consistent, delightful customer experience Network effects Systems integration and scale advantage App, user, data, network flywheels: more users, more parts, more insights, more team members, Hard to replicate integrated system with world better production leading factory, network, proprietary OS, and app platform

05 World-recognized Leader

05 World-recognized Leader

Validation from partners, customers, and broader ecosystem

Exclusive partnership with UPS

Micro-factory located at UPS Worldport in Louisville, KY

Industry-leading Net Promoter Score

73

NET PROMOTER SCORE[1]

NPS that rivals Apple, Nordstrom, and other top brands

Recognized by World Economic Forum

WEF recognized FR as one of the 9 most advanced factories in the world[3]

Real commercial and operational traction[2]

12 million

PARTS PRODUCED

85,000

UNIQUE PARTS EVALUATED

2,000+

CUSTOMERS SERVED

Certified production supplier for top OEMs

Passed rigorous quality audits with leading Fortune 500 OEMs across industries

In many cases, Fast Radius is the first and only production additive supplier providing parts to these customers

(1) Based on regular, automated surveys of customers; rolling average as of 11/22/2021
(2) All numbers are cumulative since 2017
(3) https://www.weforum.org/press/2018/09/europe-asia-lead-the-way-to-the-factories-of-the-future; http://www3.weforum.org/docs/WEF_Global_Lighthouse_Network.pdf

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05 World-recognized Leader Six major industries are experiencing value from Fast Radius Over 2,000 customers served, including 45 Fortune 500 companies INDUSTRIAL TECHNOLOGY CONSUMER Example customers: Example customers: Example customers: AUTOMOTIVE & AEROSPACE & MEDICAL TRANSPORTATION DEFENSE Example customers: Example customers: Example customers:

05 World-recognized Leader Electric vehicle manufacturers are redefining supply chains with Fast Radius Currently partnering with eight major EV OEMs and suppliers across a range of Vibration Dampening (1) components and solutions Brackets & Mounts Speaker Grills EV industry is poised for rapid growth: ● 7.2% of global car sales in the first half of 2021, (2) up from 2.6% in 2019 and 4.3% in 2020 ● EV expected to make up 20-30% of sales in the United States, European Union and China by (3) 2025 One Use Case: Connectors and guides • single EV can require 5-10k feet of wiring • Electrical wiring is one of the most problematic Electrical Housings and issues of auto assembly, specifically wire Connectors harnessing—something Fast Radius has perfected Air & Fluid Routing Structural Components for customers (1) Source: Fast Radius Operating System, as of 12/13/2021 (2) Source: BloombergNEF, Nov 2021 (3) Source: BloombergNEF, Nov 2021

06 Attractive Growth Plan

06 Attractive Growth Plan Early proof points of quick-to-scale and resilient revenue growth Year-on-year revenue ($ millions) 23 2017 – 2021 CAGR: 87% 13.9 8.3 2.9 1.9 2017 2018 2019 2020 2021 Note: Represents unaudited financials.

06 Attractive Growth Plan Strong 2021 Performance Quarterly breakdown 2021E revenue breakdown ($ millions) ($ millions) 23 Q3 Highlights § Bookings: More than 5x higher than the third quarter 2020 § Net revenue: Up 139% vs. the third quarter 2020 20 16 8 7 7 5 4 Q1 2021 Q2 2021 Q3 2021 2021E Revenue Bookings Q1-Q3 Revenue Remaining Revenue

06 Attractive Growth Plan Positioned for accelerated growth and attractive profitability Summary pro-forma financials Key growth drivers ($ millions) $350+ billion addressable, growing market driven by next-gen manufacturing technologies, including additive $635 Proven customer acquisition strategy to capture a larger share as the industry consolidates $426 Network effect and a virtuous cycle from 50% 48% software platform (e.g., Virtual Warehouse™), 43% which promotes customer stickiness $246 Ongoing addition of services and apps on 28% software platform provides significant software revenue upside 17% 14% $104 Continued implementation of microfactory expansion projected to reach steady-state gross $23 $14 margins of 50%+ Opportunistic acquisitions to further accelerate '20A '21E '22E '23E '24E '25E capability and geographic expansion Revenue Gross margin

06 Attractive Growth Plan

Top tier unit economics for customer acquisition and microfactory scale

Established customer acquisition model

CLTV / CAC[(1)]	5x – 8x
Payback period	~6 months

Top quartile SaaS CLTV / CAC: 8x[(2)]

Fast Radius CLTV / CAC among best-in-class SaaS peers

Established unit economics of a typical microfactory[(3)]

Capital investment	~$3.5 million
Run-rate EBITDA	~$4.0 million
Payback period	~1.5 years
5-year IRR	~85%

(1) Represents customer lifetime value (CLTV) / customer acquisition cost (CAC); we define a "Customer" as an engineer or pod of engineers working on a product; CLTV based on projected 5-year revenue and gross margin, adjusted for projected customer retention rates and discounted at a 15% annual discount rate over 5 years; CAC calculated based on average cost per new customer opportunity across various acquisition channels adjusted for average win rate of these new opportunities.
(2) Source: 3rd party consulting firm industry survey
(3) Typical micro-factory profile; some variation by technology and scale

FAST RADIUS. © 2021 Fast Radius, Inc. All rights reserved. Confidential - Not for Distribution 54

07 Team Uniquely Equipped to Succeed

07 Team Uniquely Equipped to Succeed

Leadership Team



Lou Rassey

CEO, Co-Founder, and Director

Founded McKinsey's Digital Manufacturing Practice, globally renowned expert on Industry 4.0

McKinsey & Company CHRYSLER



Pat McCusker

COO and Co-Founder

Experience growing public-company and tech-driven businesses; President, North America of INWK, successful tech entrepreneur inwk NASDAQ LISTED city



Bill King, PhD

Chief Scientist and Co-Founder

Architect and founding CTO of US national lab for digital manufacturing and design; former advisor to DARPA; professor at U of Illinois

Stanford University ILLINOIS DARPA



John Nanry

Chief Manufacturing Officer and Co-Founder

Led McKinsey's Digital Manufacturing Practice, broad expertise implementing new technologies

McKinsey & Company Raytheon



Prithvi (Prith) Gandhi

Chief Financial Officer

Leadership with Fortune 500, including industrial technology companies.

Owens Corning ZEBRA



Julie Springer

Chief Marketing Officer

Helped bring TransUnion to the public market, scale business, introduced new products to market.

TransUnion Leapfrog



Heather Baker

VP, People

Extensive experience scaling strong people function within high-growth technology companies

InContext Leapfrog



Gus Pinto

Chief Product Officer

Serial tech platform builder; led development of spatial computing platform at Magic Leap, mobile and cloud infrastructure at Citrix magic leap citrix cloud.com Microsoft



Brian Simms

VP, Sales

Scaled multiple companies through hyper growth and IPOs; led sales at Groupon to fastest ever ramp to $1B in revenue amazon GROUPON ECHO NASDAQ LISTED RUBICON



Bobby Bott

VP, Manufacturing

Bobby leads our Manufacturing and Quality teams, bringing expertise in building world-class operations.

PCC BERKSHIRE HATHAWAY

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07 Team Uniquely Equipped to Succeed 2022 Board Nominees Matt Maloney Betsy Ziegler Steve Koch Matt Flanigan Founder and former CEO, GrubHub CEO, 1871 Former Deputy Mayor of Chicago Board Member, Jack Henry and and Head of M&A at Credit Suisse Performance Food Group Seasoned board member, unique Disrupted a traditional industry, public Experienced in technology, start-ups, Capital markets and industrial technology combination of manufacturing and company and M&A experience service operations, and driving expertise, long-time advisor to Fast Radius software experience innovation

Introduction

Our plan is to build the first

$100+ Billion

cloud manufacturing and digital supply chain company

FAST RADIUS®

We are a software company... and we make parts

01 The Next Era of Manufacturing Offers Massive Opportunity

- $18T sector being re-set by Industry 4.0 & massive secular forces
- $350B+ addressable market today

02 The Industry Faces a Universal Problem

- Rigid, wasteful, outdated manufacturing & supply chain infrastructure leads to slow, inefficient product development processes

03 Our Solution is a Cloud Manufacturing Platform™

- First-of-its-kind platform, delivering design, manufacturing & supply chain services over the internet
- Like cloud computing, but for the physical world. Infrastructure includes physical factories + software OS + apps and services platform
- Apps today include FR On-Demand, FR Virtual Warehouse, FR Additive Launch, FR Custom Microfactory... with a robust pipeline in development

04 We have a Highly Defensible and Scalable Model

- Proprietary data architecture and microfactories, designed to 'copy and paste' to enable a distributed, digitally connected network
- Compelling moat driven by proprietary technology, operations advantage, and sticky network effects
- Software apps and services platform create unique flywheel

05 We are a World-recognized Leader

- Validated and trusted by Fortune 500 customers across industries
- Recognized by World Economic Forum as one of the most advanced factories in the world
- Approximately 87% CAGR past 4 years. 2,000+ customers served

06 Our Growth Plan is Proven and Attractive

- Plan estimated to generate $600M+ in capital-efficient revenue in 2025 with compelling unit economics; 50% gross margins at scale (1)

07 The Team is Uniquely Equipped to Succeed

- Highly-experienced, visionary team to pursue the opportunity

(1) Based on a number of assumptions, including (a) a mix shift of production revenue from external, third-party suppliers to higher-margin, internally-produced parts; (b) improvements in utilization rates of internal manufacturing assets; (c) improvements in operational efficiency, including adopting automation and robotics to reduce labor costs in factory operations as well as upstream business processes (e.g., costing, design feedback, etc.); (d) pricing optimization)

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08 Q Q & & A A

Appendix

Appendix

ENNV's investment thesis for sustainable industrial innovation aligned well with Fast Radius

- ENNV SPAC focuses on (i) beneficial electrification and (ii) sustainable technology & services
- Fast Radius, a category-creator spanning manufacturing technologies and software, electrifies and distributes the manufacturing process through reshoring manufacturing capacity
  - ✓ Unlocks value across the industrial landscape, enabling more sustainable ways of making, storing and moving parts
  - ✓ Focused on a fragmented $350B+ total addressable market
  - ✓ Proven business model, clear path to scale, experienced management team to execute the plan
  - ✓ ECP conducted PE buyout-level diligence across all key functions of the business, TAM, and readiness for scale

FAST RADIUS × ECP ENVIRONMENTAL GROWTH OPPORTUNITIES

Transaction structure	• ECP (NYSE: ENNV) is a publicly listed special purpose acquisition company with $345m cash held in trust. • $100 million fully committed PIPE, including a $25 million forward purchase commitment from Goldman Sachs Asset Management, L.P. Other investors in the PIPE include UPS[3], ECP, and Palantir.
Valuation	• $995M pro forma enterprise value[1] with a strong balance sheet. • Implied 1.6x 2025E revenue of $635M offers an attractive valuation for a high growth business.
Capital structure	• Post-transaction, ~$410M cash on balance sheet[1] enables significant optionality to enhance growth, profitability and diversification. • Fully funded to expected positive free cash flow and profitability in 2025.
Ownership	• Existing Fast Radius shareholders will be rolling 100% of their equity and will own ~63% of the combined company at closing.[2]

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Appendix

Fast Radius is building a defensible, full-stack tech platform for both manufacturing solutions and standalone software, focused on serving a massive TAM (certified production)

Attribute		Fast Radius' Cloud Manufacturing Platform		Traditional small shops	Manufacturing on-demand services	Digital brokers	Private equity roll-ups	CAD & engineering software
Customers	Prototyping	✓	On-demand prototype solutions (i.e., upload CAD file, get a cost, have part made)	✗	✓	✓	✓	✗
	Certified, volume production capabilities	✓	Certified production supply partner to Fortune 500s; (larger TAM vs prototyping)	✓	✗	✗	✓	✗
Market & scope	Platform for software-driven manufacturing and supply chain solutions	✓	Platform for software-driven manufacturing and supply chain solutions, not just "on-demand", but platform includes: Virtual Warehouse + Additive Launch Custom Microfactories + more over time Re-imagining how parts are designed, made & moved (e.g., UPS partnership, Louisville microfactory, Virtual Warehouse)	✗	✗	✗	✗	✗
	Platform for software tools across lifecycle	✓	Platform for standalone software apps and tools to be built (by FR and 3rd parties) across lifecycle of bringing a physical product to life Network effect from more users, more parts, more intelligence, more offerings, etc. Note: ~1/3rd of FR employees are in software/engineering	✗	✗	✗	✗	✗
Business model	Full-stack platform infrastructure	✓	Full-stack platform infrastructure with software + physical (e.g., like AWS + network integration) builds strong moat Data infrastructure integrates data across the lifecycle, creating foundation for software tool ecosystem Network includes state-of-the-art, digital-driven micro-factories; "copy exactly" playbook + capital-efficient scale	✗	✗	✗	✗	✗

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(1) Source: Employee information, Paylocity as of 12/13/2021

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Appendix

Cloud manufacturing moat: Multiple sources of sustainable competitive advantage will enable attractive, defensible share and margin


1
2
3
4
5
FAST RADIUS.

Proprietary technology

Cloud manufacturing platform for apps and services

Operating System: software layer to power end to end customer experience

Microfactory in a box (design, deployment, operations, and network integration)

Digital thread: data ingestion, analytics, and learning platform

Patent filings, trade secrets, application-specific expertise

Operations advantage

Microfactory (efficiency / effectiveness)

Network orchestration (efficiency / effectiveness)

End to end connectivity (design-make-fulfill)

User experience: modern, consumer-like experience

Systems integration and scale advantage

Hard to replicate integrated system (world leading factory, network, proprietary OS, app platform)

Production redundancy and resiliency

More and better infrastructure (e.g., leading edge additive)

Consolidated purchasing power

Network effects

App flywheel: apps across lifecycle make platform more valuable

User flywheel: more users, more parts, more insights, more team members

Data flywheel: better with every part we make (more data, more insights, more apps)

Network flywheel: every node gets better with the others

High switching costs

Certification stickiness: customers invest fixed cost to certify FR

Part stickiness: FR owns manufacturing process data, revision data and user metadata

Virtual warehouse : customers need exact same part every time

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Appendix Summary pro forma Income Statement 2019A 2020A 2021E 2022E 2023E 2024E 2025E $ millions 8 14 23 104 246 426 635 Total Revenue 188% 67% 67% 348% 136% 73% 49% YoY growth % 8 12 19 75 140 223 319 Cost of Goods Sold 0.4 2 4 29 106 203 316 Gross Profit 5% 14% 17% 28% 43% 48% 50% Gross Margin % 15 22 43 83 106 156 181 Operating Expenses (15) (20) (39) (53) 0.3 47 135 EBITDA N/A N/A N/A N/A 0% 11% 21% % EBITDA margin

Appendix Reconciliation of non-GAAP financials 2019A 2020A 2021E 2022E 2023E 2024E 2025E $ millions (18) (22) (41) (64) (20) 15 94 Net income (loss) - - - - - - - (+) Tax expenses 0.3 0.4 2 11 21 32 41 (+) Depreciation & amortization (18) (21) (39) (53) 0.3 47 135 EBITDA (1) (1) (11) (81) (47) (71) (46) (-) Cash flow from investing activities (19) (22) (50) (134) (47) (24) 89 Free cash flow

Appendix We have built a platform for certified production Certified parts are parts that are actually used in the field. We have invested in our ability to easily offer our customers the requirements needed for certified parts, including: § Site audits § Competitive unit economics at scale § Systems and quality controls § Scale of production from 1 part à 100,000+ parts Today, our parts are used in some of the most regulated industries: automotive, aerospace, and medical devices

Appendix

Fast Radius beyond

Where will Fast Radius and cloud manufacturing take us?

4th Modality of Logistics

Over the coming decade, a global network of interconnected micro-factories will take shape

Instead of moving parts by land, air, and sea the Cloud Manufacturing Platform allow s parts to move digitally

Parts can be shipped digitally and made where they are needed



FAST RADIUS × ups

UPS has partnered with Fast Radius to support the expansion of its digital manufacturing and supply chain infrastructure.

One of the Fast Radius micro-factories is located on UPS' Worldport hub in Louisville, KY.

"We're witnessing a transformation of manufacturing supply chains that's ushering in the fourth modality of logistics"
- Scott Price, EVP International UPS[1]

Note: https://www.ups.com/us/es/services/knowledge-center/article.page?kid=art16a43cf1d5c&articlesource=longitudes

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Appendix

Current microfactories

Four microfactories currently power our cloud

Carbon Digital Light Synthesis



Chicago

HP Multi Jet Fusion



Chicago

Stratasys Fused Deposition Modeling



Louisville / UPS Worldport

CNC machining



Chicago

Other operational technologies include Carbon L1, Desktop Metal Studio System, Formlabs Stereolithography, HP MJF 580, Doosan CNC, and Faro Metrology.

Technologies in evaluation include HP Metal Jet, Desktop Metal Production System, Velo3D and EOS Laser Powder Bed Fusion, Zeiss Metrology, and Fanuc Automation.

These owned and operated microfactories are complemented by a global network of curated suppliers.

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Appendix Design for manufacturing is highly inefficient Product design requires teamwork and coordination, along with iterative revisions based on manufacturability feedback from the production partner DESIGN MAKE • Multiple labor-intensive CAD revisions • Highly manual • Manufacturability Feedback collaboration efforts • Cost Feedback • Large format digital • Production Planning files hard to work with Designer • Materials Selection • Logistics Planning • Sustainability Factoring Team Team Manager Member #1 Member #2

Appendix The Cloud Manufacturing Platform can enable more sustainable ways of making, storing and moving physical products (1) “Over the life of a product, cloud manufacturing can lead to a total emissions reduction of 19%” Transportation Energy Material emissions consumption extraction Local on-demand microfactory Bundling together digital warehousing Additive manufacturing enables model enables on-shore and local on-demand part production optimized part design, and production, cutting significant enables reduction in inventory and cuts reduction in material amounts of transportation the emissions generated by the consumption emissions warehousing Making, storing and moving parts through the Cloud Manufacturing Platform reduces emissions from transportation, reduces waste from storage and obsolete inventory, all while empowering engineers to make smarter design choices from the start (1) Source: Fast Radius independent study conducted by ERM”

Appendix Proof points of a quick-to-scale and resilient revenue growth engine Fast Radius flywheel drives account expansion… …fueling rapid topline growth >100% CAGR 96% CAGR 2017A 2020A 2025E CUSTOMERS REVENUE FORECASTS 85,000 12+ 73 2,000+ $23 $600M+ unique designs million parts Net Promoter (1) customers 2021E 2025E (1) (1) (2) evaluated produced Score (1) All numbers are cumulative since 2017; customers refers to the number of unique companies served (2) Based on regular, automated surveys of customers; rolling average as of 4/13/2021

Appendix Fast Radius flywheel drives Example customers: account expansion Over the past ~18 months, accounts grew from 1 part and 1 engineer to… 50+ parts, 2019 prototypes à 2020 production of $350k à 2021 forecast of $600k+ 65 parts, $100k+ in quarterly bookings, 9 engineers 26 parts, 16 engineers 100+ parts, 8 technologies 47 parts, 20+ engineers 114 parts, 2 engineers ` 47 parts, 5 engineers

TM Appendix Curtiss Motorcycles: 2021 From 60 to 200+ parts in 18 months 10x+ sales Ongoing engagement started with one (1) growth technology (CNC) to multiple processes across traditional and additive 2020 2019 1 Unique Design / 65+ Parts 1 Unique Design / 120+ Parts 2 Unique Designs / 225+ Parts Note: images are not the actual part images, but are representative of the types of customer parts in production (estimated) (1) YTD 2021 sales growth of ~7.5x, but based on verbal commitments, estimated sales growth of 10x+ in 2021 vs. 2019

TM Appendix Customer Case Study: Aptiv & Ford: Industrial-grade quality and production with additive manufacturing Problem Ford wanted to create a low-volume variant of the F-350 truck. Traditional molding economics and supply chain didn’t work. TM Fast Radius Cloud Manufacturing Platform Solution helped Aptiv validate design and manufacture the part with industrial-grade additive. Impact Ford provided a new variant of the F-350 to meet latent demand. Fast Radius now a certified supplier for Aptiv, 1 part grew to 26+ in 2020. Note: Video accessible at fastradius.com/aptiv-video

Appendix Example automotive customer: 2020 From 1 Part to 26 in 12 months 4 programs (26 individual SKUs) running in parallel with others in development 3x+ revenue growth Engaged with engineering groups across customer and its subsidiaries ` 2019 1 OEM / 1 Engineer / 1 Part 4 OEMs 16+ Engineers 26+ Parts Note: images are not the actual part images, but are representative of the types of customer parts in production

Appendix Fast Radius is creating an entirely new category in Industry 4.0 Software Spanning software, manufacturing, and on-demand infrastructure On-Demand Manufacturing platforms & infrastructure

TM Appendix Fast Radius Beyond Where will Fast Radius and cloud manufacturing take us? ... in the next 5+ years TM Personal AI Assistant Virtual Warehouse XR Data gathered from millions of different Millions of certified parts and products parts and insights from millions of experts, available in the cloud organized and universally accessible in software. Globally coordinated infrastructure to advance the state of the world; for example: Add-in conversational AI, e.g., What’s the • Strategic National Bank for Crisis Response best way to make this? How long will it • Space Exploration take? What is the carbon impact?

TM Appendix AI Assistant Data gathered from millions of different parts… and insights from millions of experts… organized and universally accessible in software. Add-in conversational AI, e.g.: What’s the best way to make this? How long will it take? What is the carbon impact?

TM Appendix Virtual TM Warehouse XR Globally coordinated infrastructure to advance the human condition Strategic National Bank for Crisis Response Space Exploration

Risk Factors Risks Related to Fast Radius’ Business • Fast Radius is an early-stage company with a history of losses. Fast Radius has not been profitable historically and may not be able to achieve profitability for any period in the future or sustain cash flow from operating activities. • Fast Radius has a relatively limited operating history and has experienced rapid growth, which makes evaluating its current business and future prospects difficult. • Fast Radius may not timely and effectively scale and adapt its existing technology, processes and infrastructure to meet the needs of its business. • Fast Radius’ operating results may fluctuate significantly from period-to-period and may fall below expectations in any particular period. • Fast Radius faces intense and growing competition in the advanced manufacturing industry. Fast Radius’ inability to compete effectively with its competitors could affect its ability to achieve its anticipated market penetration and achieve or sustain profitability. • Increased consolidation among Fast Radius’ customers, suppliers and competitors in the advanced manufacturing industry may have an adverse effect on Fast Radius’ business and results of operations. • The advanced manufacturing industry in which Fast Radius operates is characterized by rapid technological change, requiring continual innovation and development of new solutions and innovations to meet constantly evolving customer demands. • Forecasts of Fast Radius’ market and market growth may prove to be inaccurate and, even if the markets in which Fast Radius competes achieve the forecasted growth, there can be no assurance that its business will grow at similar rates, or at all. • If demand for Fast Radius’ solutions does not grow as expected, or if market adoption of advanced manufacturing does not continue to develop, or develops more slowly than expected, Fast Radius’ revenues may stagnate or decline, and its business may be adversely affected. • Declines in the prices of Fast Radius’ solutions, or in Fast Radius’ volume of sales, together with the company’s relatively inflexible cost structure, may adversely affect Fast Radius’ financial results. • Fast Radius may experience significant delays in the design, production and launch of its advanced manufacturing solutions and enhancements to existing solutions, and Fast Radius may be unable to successfully commercialize solutions on its planned timelines. • Changes in Fast Radius’ product mix may impact its gross margins and financial performance. • Defects in new solutions or in enhancements to Fast Radius’ existing solutions that give rise to product returns or warranty or other claims could result in material expenses, diversion of management time and attention and damage to Fast Radius’ reputation. • Fast Radius may be unable to consistently manufacture its products to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or at an acceptable performance level. • Fast Radius expects to continue to experience rapid growth and organizational change. If Fast Radius fails to manage growth effectively, it may be unable to execute its business plan, maintain high levels of service and customer satisfaction or attract new employees and customers. • Fast Radius is dependent on the continued services and performance of its senior management and other key employees, as well as on its ability to successfully hire, train, manage and retain qualified personnel. • Fast Radius’ failure to maintain proper and effective internal controls over financial reporting and otherwise comply with Section 404 of the Sarbanes-Oxley Act or prevent or detect misstatements in its financial statements in the future could harm its business. • As Fast Radius acquires and invest in companies or technologies, it may not realize expected business, technological or financial benefits and the acquisitions or investments could prove difficult to integrate, adversely affect its business, results of operations, and financial condition.

Risk Factors • Fast Radius relies on its software and information technology systems to manage numerous aspects of its business, including its cloud manufacturing platform, and a disruption of these systems could adversely affect its business. • A real or perceived defect, security vulnerability, error or performance failure in Fast Radius’ software or technical problems or disruptions caused by third-party service providers could cause Fast Radius to lose revenue, damage Fast Radius’ reputation and expose Fast Radius to liability. • Fast Radius may not be able to adequately protect its proprietary and intellectual property rights in its data or technology. • If third parties claim that Fast Radius infringes upon or otherwise violates their intellectual property rights, Fast Radius’ business could be adversely affected. • Fast Radius may require additional funding for its growth plans and may not be able to obtain any additional financing on terms that are acceptable to Fast Radius, or at all. If Fast Radius fails to obtain additional financing on terms that are acceptable, Fast Radius will not be able to implement such plans fully if at all. • Fast Radius’ ability to obtain additional funding in the future, if and as needed, through loans or equity issuances, or otherwise meet its current obligations to third parties, could be adversely affected if the economic environment continues to be difficult. • Fast Radius’ indebtedness could adversely affect its financial condition, its ability to raise additional capital to fund operations, its ability to operate its business, its ability to react to changes in the economy or its industry and its ability to pay debts and could divert its cash flow from operations for debt payments. • Changes in U.S. tax law may materially adversely affect Fast Radius’ financial condition, results of operations and cash flows. • Fast Radius’ independent auditor has expressed substantial doubt about its ability to continue as a going concern. Risks Related to Becoming a Public Company • The combined company will be an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors. • If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline. • If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline. • Provisions in our proposed charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management. • Our proposed certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Risk Factors Risks Related to the Transaction • Each of ENNV and Fast Radius will incur significant transaction costs in connection with the Transaction. • The consummation of the Transaction is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the Transaction may not be completed. • The ability to successfully effect the Transaction and the combined company’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Fast Radius. The loss of such key personnel could negatively impact the operations and financial results of the combined business. • There is no assurance that a stockholder’s decision whether to redeem its shares for a pro rata portion of ENNV’s trust account will put the stockholder in a better future economic position. • If the Transaction’s benefits do not meet the expectations of investors or securities analysts, the market price of ENNV’s securities or, following the consummation of the Transaction, the combined company’s securities, may decline. • A market for the combined company’s securities may not develop, which would adversely affect the liquidity and price of such securities. • There can be no assurance that the combined company’s securities will be approved for listing on the Nasdaq Capital Market (“Nasdaq”) or that the combined company will be able to comply with the continued listing standards of Nasdaq. • Directors of ENNV have potential conflicts of interest in recommending that ENNV’s stockholders vote in favor of the adoption of the Transaction. • ENNV may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to the holders of ENNV warrants, thereby making such warrants worthless. • Further, even if the Transaction is completed, there can be no assurance that ENNV’s warrants will be in the money during their exercise period, and they may expire worthless. • If ENNV seeks stockholder approval of the Transaction, its sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on the Transaction and reduce the public “float” of ENNV’s Class A common stock or warrants. • If ENNV seeks stockholder approval of the Transaction, its sponsor, officers and directors have agreed to vote in favor of such Transaction, regardless of how its public stockholders vote. • The ability of ENNV’s public stockholders to exercise redemption rights with respect to a large number of its shares could increase the probability that the Transaction would be unsuccessful. • ENNV is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, its stockholders may have no assurance from an independent source that the price it is paying for the business is fair to ENNV from a financial point of view. • Legal proceedings in connection with the Transaction, the outcomes of which are uncertain, could delay or prevent the completion of the Transaction. • The Transaction or combined company may be materially adversely affected by the recent COVID-19 outbreak. • Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect ENNV’s and the combined company’s business, including ENNV’s and the combined company’s ability to consummate the Transaction, and results of operations.